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                                                                    Exhibit 4(b)

                              TERMS AND CONDITIONS

                                       OF

                    2002 BICENTENNIAL CORPORATE SHARING PLAN

                      E. I. du Pont de Nemours and Company

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TERMS AND CONDITIONS OF 2002 BICENTENNIAL CORPORATE SHARING PLAN

TERMS AND CONDITIONS APPLICABLE TO STOCK OPTIONS

1.   Exercise Price

     A stock option entitles you to purchase, subject to the limitations set forth in these terms and conditions, DuPont common stock at the average (rounded to the next higher multiple of 25 cents - unless such average is itself a multiple of 25 cents) of the high and low price on the New York Stock Exchange (NYSE) Composite Transactions Tape on the grant date.

2.   First Time of Exercisability

     From the grant date to the date prior to July 19, 2003, no shares may be purchased under the 2002 Bicentennial Corporate Sharing Plan. On or after July 19, 2003, subject to the other terms and conditions contained herein, all shares subject to the option may be purchased.

3.   Last Time of Exercisability

     No shares may be purchased under the stock option grant after the earliest of the following:

     a.   The day prior to the tenth anniversary of the grant date, or

     b.   Two years after your death, or

     c. One year following the day on which your employment is terminated due to total and permanent disability as such term is defined in applicable benefit plans, or

     d. Three months after termination of employment for any reason other than retirement, death, cause, divestiture, lack of work or total and permanent disability, or

     e.   The date of termination of your employment for cause.

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     Employees who are terminated as a result of divestiture or lack of work will be entitled to retain the options until the day prior to the tenth anniversary of the grant date, or until two years after death, whichever occurs first. For purposes of these terms and conditions, "divestiture" occurs when DuPont's ownership of a sharing plan company falls below fifty percent.

     Employees who retire pursuant to the pension or retirement plan or policy of a sharing plan company on or after July 8, 2002 (6 months following the grant) will be entitled to retain the options until the day prior to the tenth anniversary of the grant date, or until two years after death, whichever occurs first If, however retirement occurs prior to July 8, 2002, no such shares may be purchased and the options will terminate.

     The estate or designated beneficiaries of employees who die on or after July 8, 2002 (6 months following the grant) will be entitled to retain the options for a period of two years after death. If, however, death occurs prior to July 8, 2002, no such shares may be purchased and the options will terminate.

     Employees whose employment is terminated on or after July 8, 2002 due to total and permanent disability as such term is defined in applicable benefit plans will be entitled to retain the options for a period of one year after termination. If, however, termination due to total and permanent disability occurs prior to July 8, 2002, no such shares may be purchased and the options will terminate.

     Employees whose employment is terminated for any reason other than retirement, death, cause, divestiture, lack of work or total and permanent disability on or after July 18, 2003 will be entitled to retain the options for a period of three months after termination. If, however, such termination occurs prior to July 18, 2003, no such shares may be purchased and the options will terminate.

     Employees whose employment is terminated for cause after July 18, 2003 will be entitled to retain the options through their date of termination. If, however, termination for cause occurs prior to July 19, 2003, no such shares may be purchased and the options will terminate.

4.   Stock Price Hurdle

     Until six months prior to the tenth anniversary of the grant date, options are exercisable only after the closing price of DuPont common stock on the NYSE-Composite Transactions Tape is 120% or more of the option price for a period of five consecutive trading days. Once this stock price hurdle has been met, options are exercisable even if the stock price drops below the stock price hurdle, provided all other terms and conditions are satisfied.

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5.   Change In Capitalization

     In the event of any stock dividend, other changes in capitalization or special distributions to stockholders, an equitable adjustment will be made as indicated in Article XII of the 2002 Bicentennial Corporate Sharing Plan in the number of shares subject to the stock option and the price per share applicable thereto.

6.   Nontransferability and Exercise Upon Death

     During your lifetime, your option is not transferable and shares subject to the option may be purchased only by you.

     In the event of your death, your remaining option shares may be purchased by the executor or administrator of your estate or in accordance with the executor's or administrator's directions, subject to the other terms and conditions contained herein. Options exercised after your death are not subject to the stock price hurdle described in Article 4 above.

7.   How to Exercise/Payment of Exercise Price

     Exercises of your option to purchase shares of DuPont common stock must be made through the designated third-party administrator. At the time of exercising any portion of your stock option, it will be necessary to open an account and make arrangements with the designated third-party administrator for full payment in U.S. dollars on account of shares purchased. Payment of the purchase price must be made in cash and/or through the sale of the option shares issued pursuant to the exercise. If payment is made through the sale of the option shares, the stock will be valued at the price received on the sale of the shares on the NYSE the trading day following the day your exercise is valued.

     In those countries where an 800 phone exchange service to the designated administrator is available, the exercise transaction can be executed over the phone. In those countries where this service is not available, the exercise transaction can be executed by facsimile of exercise forms to the designated third-party administrator or by a long distance phone call. Postal delivery of exercise forms is also available, but the exercise will not be effective until received by the designated third-party administrator. Exercise transactions executed over the phone or received by the designated third-party administrator prior to 4 p.m. New York time will be valued at the day's closing price for DuPont stock for the purpose of withholding requirements and establishing the tax basis for gain/loss on future sale. If the exercise day is not a day the NYSE is open, the transaction will be valued at the closing price on the next trading day the exchange is open.

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     Purchase of shares subject to option will be effected only if you have opened an account and notice of such purchase, accompanied by payment (in cash and/or sale of option shares) is received by the designated third-party administrator on or before the last day allowed for the purchase of shares as indicated above.

8.   Minimum Exercise

     You may not purchase at any one time fewer than twenty shares subject to the stock option, unless you have fewer than twenty shares remaining subject to the stock option.

9.   Satisfying Withholding

     When withholding of national, social, and/or local taxes is required in a country, it will be done by the administrator selling option shares issued pursuant to the exercise of the option. The number of shares withheld will be dependent on the sales price received for the shares on the NYSE on the trading day following the day your exercise is valued.

10.  Program Administration

     The decision of the Compensation Committee with respect to any question arising as to the interpretation of the 2002 Bicentennial Corporate Sharing Plan as it affects these grants, including the severability of any and all of the provisions of the Bicentennial Corporate Share Plan, shall be final, conclusive and binding.

     No information pertaining to the application, operation or administration of this 2002 Bicentennial Corporate Sharing Plan will be made available unless the Compensation Committee, in its sole discretion, shall make it available.

     Nothing in this 2002 Bicentennial Corporate Sharing Plan shall be deemed to give any employee, or any employee's legal representatives or assigns, any right to participate in the 2002 Bicentennial Corporate Sharing Plan except to such extent, if any, as the Compensation Committee may have determined or approved pursuant to the provisions of this 2002 Bicentennial Corporate Sharing Plan.

     Grants under this Plan shall not be delivered to any employee or beneficiary of any employee in a bargaining unit represented by a union for collective bargaining unless and until the site manager has authorized delivery of the grant, collective bargaining on the subject has taken place, and any requisite obligations thereunder have been fulfilled.

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11.  Incorporation of 2002 Bicentennial Corporate Sharing Plan

     It is understood that in addition to the terms and conditions set forth above, which are fixed in accordance with the 2002 Bicentennial Corporate Sharing Plan, your grants are also subject to the other applicable provisions of the 2002 Bicentennial Corporate Sharing Plan.

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